Dechert LLP

1775 I Street, N.W.

Washington, DC 20006

August 17, 2007

Via EDGAR

Mr. Larry L. Greene

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Marsico Investment Fund (the "Registrant")
(Registrations Nos. 333-36975 and 811-08397)
Pre-Effective Preliminary Proxy Statement Filed August 6, 2007

Dear Mr. Greene:

             This letter responds to comments you provided in a telephonic discussion on Tuesday, August 14, 2007 on the above-referenced proxy statement. Summaries of the comments, and our responses thereto, are provided below.

All page references relate to the EDGAR filing.

1.	Comment: Is a proxy card attached to the filing?

Response: Yes. The proxy card follows Exhibit E - Share Ownership of the Funds.

2.	Comment: Q & A Discussion (Question: Why has the Management of MCM decided to enter into the Transaction?) - Is there a discussion relating to how the loss of support of BofA will affect the Funds?

Response: The Transaction will not result in any loss of support for the Funds because BofA does not provide any services directly to the Funds. For example, BofA is not involved in managing, administering, or distributing the Funds, which are functions that are handled by MCM and other independent service providers. With respect to other matters not involving the Funds, as noted in the answer to the question "Why has the Management of MCM decided to enter into the Transaction," BofA did assist MCM in certain other areas such as building brand recognition and building relationships with other clients not related to the Funds, including certain clients affiliated with Bank of America. The response to this question specifically notes that "MCM plans to retain significant existing business relationships with its former parent company" concerning these arrangements, which will help support MCM but will not involve the Funds.

3.

Comment: Page 6 (Board of Trustees Evaluation - (iii) Costs of Services and Profits Realized by MCM and (iv) Extent of Economies of Scale as Funds Grow) - Explain why there is a reference to the Board's November 8-9, 2006 meeting given that relationships with BofA will no longer be a consideration going forward.

Response: The Board of Trustees of The Marsico Investment Fund is not affiliated with BofA in any way. The Board's meeting in November 2006 did not involve BofA, but addressed annual renewals of agreements relating to the Marsico Funds including investment advisory agreements. In connection with that meeting, MCM provided the Non-Interested Trustees with detailed information on items such as profitability of the adviser and economies of scale at each 15(c) contract renewal meeting. While the Board may consider MCM's relationship with BofA as one factor during the contract renewal process, the Board receives detailed information about many other factors that are unrelated to MCM's affiliation with BofA, but may be relevant to the Board's approval of the new agreements addressed by the proxy statement. For this reason, the reference to Board considerations at its most recent contract renewal meeting held November 8-9, 2006 is appropriate and relevant. The proxy statement notes in several places that the Board recently received updates on various information previously received during its most recent contract renewal meeting in November 2006, such as confirmation by MCM that matters such as economies of scale and key aspects of MCM's financial status were not expected to change greatly in the initial years following the completion of the Transaction.

4.

Comment: Page 7 (Board of Trustees Evaluation - (v) Whether Fee Levels Reflect Economies of Scale) - This paragraph mentions that MCM may recoup advisory fees previously waived; has MCM done so recently?

Response: As disclosed in various regulatory filings, MCM has recouped previously waived fees from the Funds in the past, most recently with regard to the Marsico International Opportunities Fund. In Registrant's current prospectus dated February 1, 2007 at the fee table on page 20 and related footnotes on page 21, Registrant describes in the footnotes that it may recoup previously waived fees under certain conditions, and shows in the fee table that it recouped previously waived fees equal to 0.03% of the International Opportunities Fund's expenses in the most recent fiscal year.

5.

Comment: Pages 10-11 (Other Business Relationships with Goldman Sachs) - How are the Funds able to invest in securities of Goldman Sachs Group, Inc. in light of Section 12(d)(3) of the Investment Company Act of 1940 and its prohibition on investments in securities of broker/dealers?

Response: Rule 12d1-3 provides for certain exemptions allowing acquisitions by an investment company of securities of persons engaged in securities related businesses such as broker/dealers in circumstances described in the Rule.

6.

Comment: Page 13 (Description of the Current and New Investment Advisory and Management Agreements) - The last paragraph of this section discusses an instance where the current advisory agreements would remain in effect; if there is a situation where the Funds would operate under an "interim contract" as described under Rule 15a-4, would they operate pursuant to those conditions set forth therein.

Response: Yes. In such an event, Registrant would abide by any applicable requirements of Rule 15a-4.

7.	Comment: Page 15 (Proposals of Shareholders) - Provide details on how a shareholder may introduce a new proposal from the floor on the day of the special meeting of shareholders.

Response: The shareholder meeting is a special meeting of shareholders called for a particular purpose. Other than the proposal to vote on the investment advisory and management agreements, shareholders will be asked to transact only such other business as may properly come before the special meeting. The Trust's By-Laws provide that the President or his delegate, the Chairman of the Meeting, presides over shareholder meetings. In such capacity, the President or the Chairman has the authority to determine whether any proposal made at the meeting is appropriate for consideration at the meeting. You have referenced Rule 14a-5(e)(2), which relates to shareholder proposals, outside the processes of Rule 14a-8, for annual meetings (see Rule 14a-5(e)(1)). The Trust does not convene annual meetings of shareholders. However, the Trust's Board will undertake to consider advance notice procedures for non-14a-8 shareholder proposals, to be included in the Trust's bylaws and thus applicable to the next special shareholder meeting after the forthcoming meeting.

8.	Comment: Page 18 (Adjournments) - How are broker non-votes treated with regard to adjournments?

Response: The following sentence will be added to this paragraph: Abstentions and broker non-votes will have no effect on the outcome of a vote on adjournment.

* * * *

I trust that the foregoing is responsive to each of your comments.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

o	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the filing that was made;

o

SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing made; and

o	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                  * * *

                 Any questions you may have concerning this letter may be addressed to the undersigned at (202) 261-3371.

Thank you in advance for your attention to this letter.

Sincerely,

/s/ Cynthia D. Baughman
Cynthia D. Baughman